Exhibit 99.2

ROBIN ENERGY LTD. 223 CHRISTODOULOU CHATZIPAVLOU STREET HAWAII ROYAL GARDENS 3036 LIMASSOL, CYPRUS SCAN TO VIEW MATERIALS & VOTE VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on September 9, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on September 9, 2026. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: T02166-P54713 THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. ROBIN ENERGY LTD. The Board of Directors recommends you vote FOR the nominee listed in proposal 1: 1. THE ELECTION OF CLASS A DIRECTOR TO SERVE UNTIL THE 2029 ANNUAL MEETING OF SHAREHOLDERS: Nominee: 1a. John Paul Syriopoulos The Board of Directors recommends you vote FOR proposal 2: 2. KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY To approve the appointment of Deloitte Certified Public Accountants S.A., as the Company's independent auditors for the fiscal year of 2026. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Date Signature (Joint Owners) For Against Abstain For Against Abstain ! ! ! ! ! ! Signature [PLEASE SIGN WITHIN BOX] Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement is available at www.proxyvote.com T02167-P54713 ROBIN ENERGY LTD. Proxy for Annual Meeting of Shareholders on September 10, 2026 Solicited on Behalf of the Board of Directors The undersigned hereby appoints Petros Panagiotidis with full power of substitution and power to act alone, as proxy to vote all of the common shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of ROBIN ENERGY LTD., to be held at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus, on September 10, 2026 at 5:00 p.m. local time, and at any adjournments or postponements thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side